REXAM

RECEIVED

2007 OCT 31 A 5:32

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

07027663

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

24 October 2007

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
NOV 02 2007 E
THOMSON
FINANCIAL

Jennifer Smith
Jennifer Smith
Deputy Company Secretary

dw 11/1

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE NO 82-3

Rexam ADRs to trade on the US Over-the-Counter market

Rexam, the global consumer packaging company, has chosen to trade its American Depositary Receipt (ADR) as a Level 1 ADR Over-the-Counter (OTC) Program. Rexam's present ADR quotation on the Nasdaq Stock Market (Nasdaq) will be withdrawn pending expiration of its "grandfathered" status which currently exempts the Company from registration requirements under the US Securities Exchange Act of 1934 (Exchange Act) and the Sarbanes-Oxley Act. It is expected that the ADRs will begin to trade on the OTC market from 21 November 2007.

Rexam has operated its ADR Program on Nasdaq and its predecessors since 1956. Had Rexam decided to remain on Nasdaq, it would have had to register under the Exchange Act before 1 August 2009 and thereafter comply with the Sarbanes-Oxley Act as well as the periodic reporting requirements under the Exchange Act, resulting in additional compliance and administrative costs.

Investors in Rexam's current ADR will see no change to the Company's commitment to the US capital markets. With the recent acquisition of OI Plastics, Rexam's presence in the North American market has increased and this is being mirrored in the Company's heightened US investor relations activities.

Rexam's compliance with UK reporting and governance requirements is unchanged by this announcement and Rexam will continue to publish its annual and interim financial reports and press releases on its website, www.rexam.com.

The ADR Program supplements Rexam's primary listing on the London Stock Exchange and the number of ADRs in issue currently represents approximately 3% of Rexam's share capital. Rexam's ADR investors will continue to be able to deal in the Company's ADRs through standard broker channels.

24 October 2007

Enquiries

Rexam PLC

David Robbie, Finance Director +44 20 7227 4100

Sandra Moura, Head of Investor Relations

Financial Dynamics

Richard Mountain +44 20 7269 7186

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries. We have some 24,200 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.6 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.

END